Mail Stop 4561

      	September 28, 2005


Stephen D. Replin
Del Mar Income Partners, Ltd.
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re:	Del Mar Income Partners, Ltd.
      Amendment No. 3 to Form S-11
      Filed September 9, 2005
      File No. 333-118092

Dear Mr. Replin:

      	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment no. 1 and your statement that this is not an offering of limited partnership interests in a real estate program, that you do not intend to make property acquisitions and that you have not sponsored any prior programs. Please note that since this is an investment is a blind pool REIT you must provide all applicable prior performance information required by Guide 5. Refer to Securities Act Release 6900. With respect to the prior performance tables, for any prior performance information relating to mortgages, please adjust the tables to provide analogous information as would be included in real estate programs, including for example, but not limited to, information on the types of collateral securing the mortgage loans, year of origination or issue date, lien position or class, maturities, mortgage rates, delinquency status of loans. Further we note your response that Regatta "borrowed" funds from investors. Please tell us why you do not believe these funds constituted an investment by passive investors and why you believe these funds were a loan by such investors. For example, if notes were issued with guaranteed returns, please provide us with a copy of the secured note to investors. Finally, we note your disclosure on page 15 regarding Regatta`s eleven problem loans. Please note that we interpret the term "program" to refer to those investments in which the sponsor raised funds from passive investors, which appears to be the case with Regatta. As a result, please expand your disclosure in the prospectus to include Regatta`s prior performance tables and narrative information, including the total amount of money raised from investors, the total number of investors, the aggregate amount of loans, the current status of the loans and quantify and describe any losses incurred by Regatta. In addition, we reissue that portion of our previous comment requesting disclosure regarding
Regatta`s operating results, including any cash distributed to investors and the source of such cash, and any compensation paid to
Regatta. Please include disclosure, if true, that Regatta is unable to provide complete information due to a flood in a storage locker and the lack of a duplicate record-keeping system.

2. We note your response to previous comment no. 2 that if suitability standards are established you will revise your disclosure to provide these standards. Please tell us the states in which the securities will be sold and provide confirmation that those states do not have suitability standards.

Cover

3. We note your response to comment no. 3 and the revised disclosure.
Although we realize that there is a limited amount of space on the cover page, we also note that the current content and organization of the cover page could be revised to permit the inclusion of the disclosures that should be retained on the cover. For example, please eliminate the information not required by Item 501; we note for example only, that the first sentence of the first paragraph should be removed. For another example, please consider presenting the cover page risk factors in a two-column format. In this connection, please revise to retain or to include the following information on the cover page:

* the date that the offering will end (Refer to Item 501(b)(8) of Regulation S-K);
* restrictions on the ownership or transfer of your shares;
* the aggregate amount of your current loans, the amounts that are delinquent and the amounts that are in default;
* that you may fail to qualify as a REIT;
* that you may invest in subordinated loans and loans on undeveloped properties;
* that there are no limits on the amount of debt that you may incur which could reduce the amounts available for distribution;
* that you may borrow funds to make distributions; and
* that you may make distributions that include a return of principal.

4. Please revise the third bullet point, the summary, and all applicable risk factors, to disclose Mr. Replin`s ownership interest in your Manager. Further, please revise to disclose that you will have a conflict of interest with your Manager and revise here and in all applicable risk factors all references to "potential" conflicts of interest to simply state that a conflict of interest exists.
In
connection with the conflicts with your Manager, please include the conflict of interest that exists with respect to the Manager`s interest in increasing origination fees payable to the Manager and your interest in decreasing such fees to increase the interest rates that are 50% payable to you.

Prospectus Summary, pages 1 - 7
5. We note your first two sentences state that your objective is to build a portfolio that generates net income for distribution to investors and that your slogan is " `Check of the Month REIT,` which expresses your business objective of providing a steady, predictable income flow to your stockholders." Please revise to remove puffing language from your summary such as your "Check of the Month REIT" business slogan. Further, immediately following any description of your objective, please balance this disclosure by making it clear that:
* distributions are not guaranteed;
* your objective is not based on your operating history or REIT experience, or the experience of your Manager which was formed only recently and which had not had any prior business operations; and
* there are substantial risks associated with your intended investments in subprime loans, second or junior mortgage loans, interest only loans, balloon loans, and loans collateralized by undeveloped real property.
In this connection, please tell us what your beliefs are based on, in light of the foregoing.

6. We note your disclosure that if you complete this offering in 2005, you plan to qualify as a REIT commencing in your taxable year ending December 31, 2005 and if the offering is completed in 2006, you plan to qualify as a REIT commencing in your taxable year ending
December 31, 2006. Please expand your disclosure in the summary and
"Our Tax Status" section to briefly discuss why you are not planning to qualify as a REIT commencing in your taxable year ending December
31, 2005 regardless of the status of this offering. We also note the form of tax opinion previously provided that refers to Del Mar`s qualification as a REIT commencing with Del Mar`s taxable year ending
December 31, 2005. Please tell us how the tax opinion will be consistent with your disclosure.
7. We note your disclosure that you have raised net proceeds of $838,000 in a private placement in August 2004. If you choose to include this disclosure in the summary, please balance this disclosure with the amount of such proceeds that have been invested in loans and the amount of such loans that are delinquent and the amount of such loans that is are in default.
8. We note your statement that you do not intend to make residential mortgage loans, although some of your loans will be secured by residential properties. Please revise to disclose that the majority of your current loans are secured by single family residential properties and explain the nature of the loans if they were not residential mortgage loans.

Summary Risk Factors, page 3

9. We note your disclosure on page 3 and throughout the prospectus that two sets of loans in which you loaned a total of $283,112 are not current and that another loan made in December 2004 has been delinquent since April 2005. Please expand your disclosure in this section and throughout the prospectus to discuss that these loans are in default. If you do not consider these loans in default, please describe the criteria you use for determining whether a loan is "not current," "delinquent" or "in default." Please specify how long a loan must be delinquent before being considered in default.
10. Please revise the risk factor discussion of conflicts with your
Manager to identify the nature of the payments to be made under your management agreement that would result in acquisition of riskier or greater number of mortgage loans.
11. Please revise the risk factor discussion of conflicts with your
President who is also the President of Regatta Capital to identify the nature of the conflict.
12. Please revise the last risk factor to disclose that interest rate increases would reduce or eliminate net income because borrowers of balloon loans may be unable to refinance and because the cost of your borrowing may increase relative to the average rate of your loans.

Conflicts of Interest
13. Please revise the heading to reflect the parties with whom you have conflicts of interest.
14. Please revise the description of the conflicts to further explain the nature of the conflict regarding the origination fee to disclose that you do not receive any origination fees unless such fees are over 8% of the loan balance, and then only 50% of such amounts.
15. Please revise the description of the conflicts to include a discussion of the nature of the payment structure that could encourage the acquisition of higher yielding and riskier loans.
16. Please revise to discuss the fact that the management agreement was not negotiated at arms length.

Description of the offering, page 6
17.  Please revise to include the date the offering will end.

Risk Factors, page 9
18. Please revise each caption to disclose the risk being presented.
19. Please include risk factor disclosure discussing the risk that you have no loan to value requirements.
20. Please include risk factor disclosure discussing the risk that your loans may be cross-collateralized.
21. Please include risk factor disclosure discussing the risk that credit checks, cash flow evaluations and income verifications on borrowers will not be required.
22. W note your disclosure on page 31 and in Note 3 to the financial statements that you have not been able to communicate with certain borrowers since Hurricane Katrina and you do not know the extent of physical damage to the Mississippi property. Please include a risk factor relating to possible collateral impairment with respect to any properties located in Mississippi or other areas impacted by adverse weather.

We cannot predict the amount of our distributions, page 18
23. Please revise the heading and the narrative to disclose that you may be unable to make any distributions.

Terrorist attacks may affect the market price for our common stock and our operations, page 21

24. Please revise to disclose the risk that is specific to your business. To the extent that the risk is generic and applicable to all companies, please delete.

Management`s Discussion and Analysis, pages 21 - 23

25. We note that you have set up an allowance of $50,647 on your balance sheet to cover anticipated holding and selling costs should you receive title to the properties through a conveyance by deed or foreclosure. Please expand your disclosure to briefly discuss what the $50,647 in allowance is based on and whether you have taken any action to effect a conveyance by deed or foreclosure with respect to any of your loans currently in default.

26. We note your response to comment no. 10 and the revised disclosure on page 26. Please expand your table to include all of your outstanding loans and include a `Status` column indicating whether a loan is in default.

Business, page 29

27. We note that the borrower with respect to the loan in Indiana has agreed to pay a consulting fee to you of $4,950 when each lot is sold, which amount will be reduced to $3,950 per lot if the loan is fully paid by September 12, 2005. We also note the reference to the consulting/finder compensation agreement in the opinion obtained from local counsel in Indiana. Please expand your disclosure to briefly describe this agreement and file it an exhibit to your registration statement. In addition, please provide a description of the services provided in consideration of the consulting fee.

Loan Policies and Procedures, page 32
28. We note your disclosure on page 34 that typical loans are between
$200,000 and $500,000, but may be lower or higher depending upon the circumstances. Please reconcile this disclosure with the fact that each of the nine loans listed on page 26 are for $135,000 or less and the majority of the loans are for less than $70,000.
29. We note your disclosure on page 34 that use of loan proceeds will always be for commercial purposes. Please clarify, if true, that the majority of your loans are single family residence mortgages and that you mainly provide loans for renovation and construction of single family residences.

Regulation, page 37

30. We note your response to comment no. 12 and the opinions obtained
from local counsel in Indiana, Mississippi, Missouri and
Wisconsin.
Please tell us why the opinion from Missouri counsel references a loan to be made by Regatta Capital, Ltd. In addition, please provide the complete legal opinion with respect to North Carolina as the copy
provided appeared to be missing pages.   Please include
appropriate
risk factor disclosure discussing the risk to you, if despite opinions from counsel, you make loans that violate applicable laws or require you to be licensed as a lender.

Interim Financial Statements

3. Notes Receivable, page F-7

31. Please expand your disclosure related to the notes due
November
8, 2004, to indicate when you intend to begin foreclosure proceedings, and if you believe such proceedings will be successful.
Additionally, disclose whether the appraisal of these four properties was for the properties in their current condition, or as if the properties were completed.

32. Please tell us how you disburse construction loans to borrowers.
Tell us whether all of the funds are disbursed up front or whether they are released in draws as work is completed. Additionally, tell us whether you perform any inspections of the properties during the construction/rehab phase. Finally, tell us whether you disburse loan proceeds to borrowers that exceed the "as is" value of the collateral at the date of loan disbursement.

33. We note that you disclosed that the property securing the note due 12/15/05 is under contract, but in Management`s Discussion and Analysis you indicate that the contract on the property was due to expire on July 8, 2005. Please revise your disclosure to correct this discrepancy.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Robert M. Bearman, Esq. (via facsimile)
	Patton Boggs LLP




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Stephen D. Replin
Del Mar Income Partners, Ltd.
September 28, 2005
Page 8